February 25, 2019

Zhang Shufang
Chief Executive Officer & Chief Financial Officer
Chee Corp.
Guo Fu Center, No. 18 Qin Ling Road, Laoshan District
Qingdao, 266000, China

       Re: Chee Corp.
           Form 10-K for the year ended January 31, 2018
           Filed May 16, 2018
           File No. 333-216868

Dear Ms. Shufang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction